                                                                    EXHIBIT 23.1


                              Accountants' Consent


The Board of Directors
Century South Banks, Inc.:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-06377 and 33-37784) on Form S-3 and (Nos. 33-18527 and 33-91922) on
Form S-8 of Century South Banks, Inc. of our report dated January 21, 2000, relating to the consolidated balance sheets of Century South Banks, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999, which report is included in the December 31, 1999 Annual Report on Form 10-K of Century South Banks, Inc.





Atlanta, Georgia
March 29, 2000